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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________

                                 SCHEDULE TO-I/A

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                   KRUPP INSURED MORTGAGE LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

                          BERKSHIRE INCOME REALTY, INC.
                               KRF COMPANY, L.L.C.
                      KRUPP FAMILY LIMITED PARTNERSHIP - 94
                       THE GEORGE KRUPP 1980 FAMILY TRUST
                       THE DOUGLAS KRUPP 1980 FAMILY TRUST
                                 GEORGE D. KRUPP
                                  DOUGLAS KRUPP
                      (Names of Filing Persons (Offerors))
                               __________________

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)
                               __________________

                                      NONE
                      (CUSIP Number of Class of Securities)
                               __________________

                            SCOTT D. SPELFOGEL, ESQ.
                                 GENERAL COUNSEL
                          BERKSHIRE INCOME REALTY, INC.
                          ONE BEACON STREET, SUITE 1500
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 523-7722
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                 WITH COPIES TO:
                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                           CALCULATION OF FILING FEE:

         TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
         ----------------------                 ----------------------
             $9,375,000.00                              $1,875.00

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*    For purposes of calculating the filing fee only. This calculation assumes the exchange of 5,000,000 units of depositary receipts representing units of limited partner interests of Krupp Insured Mortgage Limited Partnership for 375,000 shares of Series A Cumulative Redeemable Preferred Stock of Berkshire Income Realty, Inc. valued as of January 10, 2003 at $25.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:          $9,947.50
         Filing Party:                    Berkshire Income Realty, Inc.
         Form or Registration No.:        Form S-11 (333-98571)
         Date Filed:                      August 22, 2002

         The filing fee in the amount of $1,682.64 was offset against the above-referenced S-11 fees.

         Amount Previously Paid:          $192.36
         Filing Party:                    Berkshire Income Realty, Inc.
         Form or Registration No.:        Schedule TO-I/A
         Date Filed:                      April 3, 2003

         The filing fee in the amount of $192.36 was offset against the above-referenced Schedule TO fees.

[_] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[_]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[_]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

[X] Check the box if the filing is a final amendment reporting the results of the tender offer.


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         This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on January 10, 2003 (as amended, the "Schedule TO") by Berkshire Income Realty, Inc., a Maryland corporation ("BIR"), BIR's sole stockholder, KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KRF's sole member, Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("KFLP"), KFLP's limited partners, The George Krupp 1980 Family Trust, a Massachusetts trust, and The Douglas Krupp 1980
Family Trust, a Massachusetts trust, and KFLP's general partners, George D.
Krupp and Douglas Krupp. The Schedule TO relates to the offer by BIR to exchange shares of BIR's 9% Series A Cumulative Redeemable Preferred Stock for up to 4,487,039 units of depositary receipts representing units of limited partner interests of Krupp Insured Mortgage Limited Partnership, a Massachusetts limited partnership (the "Company"), on the terms and conditions contained in BIR's prospectus, dated January 9, 2003, and in the related letter of transmittal, copies of which are incorporated by reference on the Schedule TO filed with the SEC on January 10, 2003 as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined have the respective meanings given them in the Offer.

         This Amendment No. 10 reports the results of the Offer and is the final amendment to the Schedule TO.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

         The Offer expired at 5:00 p.m., New York City time, on April 17, 2003. A total of approximately 4,158,990 Interests were validly tendered and not withdrawn in the Offer. On April 18, 2003, BIR accepted all of those Interests (the "Accepted Interests") in accordance with the terms of the Offer.

         On April 18, 2003, BIR transferred all of the Accepted Interests to its operating partnership, Berkshire Income Realty-OP, L.P. ("BIR-OP"), in exchange for preferred limited partner interests in BIR-OP. Based on 14,956,796 Interests issued and outstanding as of April 18, 2003, BIR-OP became the record owner of approximately 27.8% of the outstanding Interests. BIR-OP will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Accepted Interests. However, pursuant to the Company's partnership agreement, Interests held by affiliates of the general partner of the Company may not be voted. BIR-OP is an affiliate of the general partner of the Company. Each of BIR, KRF, KFLP, the Trusts, George D. Krupp and Douglas Krupp, by virtue of their beneficial ownership of BIR-OP, may be deemed to beneficially own the Accepted Interests held of record by BIR-OP.

ITEM 11.          ADDITIONAL INFORMATION.

         As more fully described under Item 8 above (which description is incorporated herein in response to this Item 11), on April 18, 2003, BIR completed the Offer.

         On April 21, 2003, BIR issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(21) to this Amendment No. 10 and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a) (21) Press Release, dated April 21, 2003.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BERKSHIRE INCOME REALTY, INC.


                                   By:  /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                   KRF COMPANY, L.L.C.

                                   By:  Krupp Family Limited Partnership - 94,
                                        its sole member


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   KRUPP FAMILY LIMITED PARTNERSHIP - 94


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   THE GEORGE KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   THE DOUGLAS KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   /s/ George D. Krupp
                                   --------------------------------------------
                                   GEORGE D. KRUPP


                                   /s/ Douglas Krupp
                                   --------------------------------------------
                                   DOUGLAS KRUPP


Dated:  April 21, 2003


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER
------

*(a) (1) Prospectus, dated January 9, 2003 (incorporated by reference from BIR's
         Registration Statement on Form S-11(Registration No. 333-98571) (the "Form S-11")).

*(a) (2) Form of Letter of Transmittal.

*(a) (3) Letter to Investors.

*(a) (4) Instructions for Completing the Letter of Transmittal.

*(a) (5) Brochure.

*(a) (6) Press Release, dated January 10, 2003.

*(a) (7) Transcripts of telephone messages to potential investors.

*(a) (8) Transcript of telephone message to potential investors.

*(a) (9) Letter to Brokers.

*(a) (10) Letter to Investors.

*(a) (11) Press Release, dated February 14, 2003.

*(a) (12) Letter of Transmittal.

*(a) (13) Prospectus Supplement No. 1, dated February 27, 2003.

*(a) (14) Letter to Investors.

*(a) (15) Letter to Investors.

*(a) (16) Transcript of telephone message to potential investors.

*(a) (17) Press Release, dated March 14, 2003.

*(a) (18) Prospectus Supplement No. 2, dated March 14, 2003.

*(a) (19) Press Release, dated April 3, 2003.

*(a) (20) Prospectus Supplement No. 3, dated April 3, 2003.

 (a) (21) Press Release, dated April 21, 2003.

 (b) Not applicable.

 (d) Not applicable.


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*(g) (1) Transcript of telephone messages to potential investors.

*(g) (2) Power point presentation to information agents.

*(g)(3)  Transcripts of telephone messages to potential investors.

*(h) Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding federal income tax considerations (incorporated herein by reference to Exhibit 8.1 of the Form S-11).


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*    Previously filed.





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